Exhibit 12
LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 24, 2013		November 25, 2012		November 27, 2011		November 28, 2010		November 29, 2009
	(Dollars in thousands)
Earnings:
Income before income taxes	$322,613		$195,881		$202,827		$235,598		$189,925
Add: Fixed charges	195,071		197,771		192,256		190,425		199,358
Add: Amortization of capitalized interest	330		571		334		152		309
Subtract: Capitalized interest	1,201		1,028		2,009		881		39
Total earnings	$516,813		$393,195		$393,408		$425,294		$389,553
Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$129,024		$134,694		$132,043		$135,823		$148,718
Capitalized interest	1,201		1,028		2,009		881		39
Interest factor in rental expense(1)	64,846		62,049		58,204		53,721		50,601
Total fixed charges	$195,071		$197,771		$192,256		$190,425		$199,358
Ratio of earnings to fixed charges	2.6	x	2.0	x	2.0	x	2.2	x	2.0	x
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(1)	Utilized an assumed interest factor of 33% in rental expense.